US$2,000,000,000	Filed pursuant to rule 433
5.500% Senior Notes due 2014	File No. 333-157459
Terms and Conditions:

Issuer:	Citigroup Inc.

No FDIC Guarantee:	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Ratings:	A3 (stable)/A (stable)/A+ (stable) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	September 17, 2009

Settlement Date:	September 24, 2009 (T+5 days)

Maturity:	October 15, 2014

Par Amount:	U.S. $2,000,000,000

Semi-Annual Coupon:	5.500% per annum

Re-offer Spread to Benchmark:	T5 + 325 basis points

Re-offer Yield:	5.615% per annum

Public Offering Price:	99.495%

Net Proceeds to Citigroup:	$1,983,400,000 (before expenses).

Interest Payment Dates:	The 15th day of April and October in each year, with following business day convention. The first interest payment date is April 15, 2010 (long first interest period).

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
UBS Securities LLC

Junior Co-Managers:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
National Australia Bank, Limited
Samuel A. Ramirez & Company, Inc.
RBC Capital Markets Corporation
RBS Securities Inc.
TD Securities (USA) LLC
Utendahl Capital Group, LLC

US$2,000,000,000	Filed pursuant to rule 433
5.500% Senior Notes due 2014	File No. 333-157459

Issuer:	Citigroup Inc.

CUSIP:	172967 EZ 0

ISIN:	US172967EZ03
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.